UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

SCIENTIFIC GAMES CORPORATION

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

0.75% CONVERTIBLE SENIOR SUBORDINATED DEBENTURES DUE 2024

(Title of Class of Securities)

80874P AD1

(CUSIP Number of Class of Securities)

Ira H. Raphaelson, Esq.
Scientific Games Corporation
750 Lexington Avenue, 25th Floor
New York, New York 10022
(212) 754-2233

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Marc D. Jaffe, Esq. Senet S. Bischoff, Esq. Latham & Watkins LLP 885 Third Avenue New York, New York 10022 (212) 906-1200	Craig F. Arcella, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 (212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$98,695,045	$5,507.18

(1)                                 Calculated solely for purposes of determining the amount of the filing fee.  The transaction valuation was calculated based on the purchase of $99,191,000 aggregate principal amount of the issuer’s 0.75% Convertible Senior Subordinated Debentures due 2024 at the tender offer price of $995 per $1,000 principal amount of such debentures.

(2)                                 The amount of the filing fee was calculated at a rate of $55.80 per $1,000,000 of transaction value.

☐                                   Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.

Form or Registration No.: Not applicable.

Filing Party: Not applicable.

Date Filed: Not applicable.

☐                                   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐            third-party tender offer subject to Rule 14d-1.

☒           issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

i

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (the “Schedule TO”) relates to the offer by Scientific Games Corporation, a Delaware corporation (the “Company”), to purchase any and all of its issued and outstanding 0.75% Convertible Senior Subordinated Debentures due 2024 (the “Debentures”) for cash, at a purchase price equal to $995 per $1,000 principal amount of Debentures (the “Offer”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 16, 2009 (the “Offer to Purchase”) and the related Letter of Transmittal. The Company’s obligation to accept for payment, and to pay for, any Debentures validly tendered pursuant to the Offer is subject to satisfaction of all the conditions described in the Offer to Purchase. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  This Schedule TO incorporates by reference certain sections of the Offer to Purchase specified below in response to Items 1 through 13, except those items to which information is specifically provided herein.

Item 1.           Summary Term Sheet.

The information set forth in the Offer to Purchase in the section entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.           Subject Company Information

(a)  Name and Address. The issuer is Scientific Games Corporation, a Delaware corporation, with its principal executive offices located at 750 Lexington Avenue, 25th Floor, New York, New York 10022; telephone number (212) 754-2233.

(b)  Securities. The subject class of securities is the Company’s 0.75% Convertible Senior Subordinated Debentures due 2024. As of November 16, 2009, there was $99,191,000 aggregate principal amount of Debentures outstanding.

(c)  Trading Market and Price. The Debentures are not listed on any national securities exchange and there is no established trading market for the Debentures and trading in the Debentures has been limited. The Class A common stock into which the Debentures are convertible trade on the NASDAQ Global Select Market under the symbol “SGMS”. The information set forth under “Market Information About the Debentures” in the Offer to Purchase is incorporated herein by reference.

Item 3.           Identity and Background of Filing Person

(a)                                  Name and Address. This is an issuer tender offer made by the fling person and subject company, Scientific Games Corporation, a Delaware corporation, with its principal executive offices located at 750 Lexington Avenue, 25th Floor, New York, New York 10022; telephone number (212) 754-2233.

The following table sets forth the names of each of the executive officers and directors of the Company. The business address and telephone number of each person set forth below is c/o Scientific Games Corporation, 750 Lexington Avenue, 25th Floor, New York, New York 10022; telephone number (212) 754-2233.

Name	Position

A. Lorne Weil	Chairman of the Board and Director

Joseph R. Wright	Chief Executive Officer and Director

Michael R. Chambrello	President and Chief Operating Officer and Director

Jeffrey S. Lipkin	Vice President and Chief Financial Officer

Ira H. Raphaelson	Vice President, General Counsel and Secretary

Larry A. Potts	Vice President, Chief Compliance Officer and Director of Security

Robert C. Becker	Vice President and Treasurer

Stephen L. Gibbs	Vice President, Chief Accounting Officer and Corporate Controller

Peter A. Cohen	Vice Chairman of the Board and Director

Gerald J. Ford	Director

David L. Kennedy	Vice Chairman of the Board and Director

J. Robert Kerrey	Director

Ronald O. Perelman	Director

Michael J. Regan	Director

Barry F. Schwartz	Director

Eric M. Turner	Director

Item 4.           Terms of the Transaction.

(a)                                  Material Terms.

(1)                                 Tender Offer.

(i)                                    The information set forth in the Offer to Purchase in the sections entitled “Summary Term Sheet” and “Impact of the Offer on Rights of the Holders of the Debentures” is incorporated herein by reference.

(ii)-(iii)            The information set forth in the Offer to Purchase in the sections entitled “Summary Term Sheet”, “The Offer—Introduction”, “The Offer—Consideration; Accrued Interest” and “The Offer—Expiration Time; Extension; Amendment; Termination” is incorporated herein by reference.

(iv)                             Not applicable.

(v)                                The information set forth in the Offer to Purchase in the section entitled “The Offer—Expiration Time; Extension; Amendment; Termination” is incorporated herein by reference.

(vi)-(vii)    The information set forth in the Offer to Purchase in the sections entitled “Summary Term Sheet” and “Procedures for Tendering and Withdrawing Debentures” is incorporated herein by reference.

(viii)                       The information set forth in the Offer to Purchase in the sections entitled “Summary Term Sheet”, “Procedures for Tendering and Withdrawing Debentures—Withdrawal of Tenders; Absence of Appraisal Rights” and “Acceptance for Payment and Payment” is incorporated herein by reference.

(ix)                               Not applicable.

(x)                                The information set forth in the Offer to Purchase in the section entitled “Impact of the Offer on Rights of the Holders of the Debentures” is incorporated herein by reference.

(xi)                              Not applicable.

(xii)                          The information set forth in the Offer to Purchase in the sections entitled “Summary Term Sheet” and “Material U.S. Federal Income Tax Consequences” is incorporated herein by reference.

(2)                                Mergers and Similar Transactions.

(i)- (vii)  Not applicable.

(b)                                 The information set forth in the Offer to Purchase in the section entitled “Miscellaneous” is incorporated herein by reference. To the Company’s knowledge based on reasonable inquiry, no Debentures are owned by any officer, director or affiliate of the Company.

Item 5.           Past Contacts, Transactions, Negotiations and Agreements.

(e)                                  Agreements Involving the Subject Company’s Securities.

The Company has entered into the following agreements with respect to its Class A common stock, $0.01 par value per share:

(1)                                1992 Equity Incentive Plan, as amended and restated. Previously filed as Exhibit 10.33 to the Company’s Annual Report on Form 10-K for the fiscal year ended October 31, 1998, and incorporated herein by reference.

(2)                                1995 Equity Incentive Plan, as amended.  Previously filed as Exhibit 10.14 to the Company’s Annual Report on Form 10-K for the fiscal year ended October 31, 1997, and incorporated herein by reference.

(3)                                1997 Incentive Compensation Plan, as amended and restated. Previously filed as Exhibit 10.14 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001, and incorporated herein by reference.

(4)                                2003 Incentive Compensation Plan, as amended and restated. Previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on June 19, 2009, and incorporated herein by reference.

(5)                                2002 Employee Stock Purchase Plan, as amended and restated. Previously filed as Exhibit 10.14 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005, and incorporated herein by reference.

(6)                                Stockholders’ Agreement, dated September 6, 2000, by and among the Company, MacAndrews & Forbes Holdings Inc. (formerly known as Mafco Holdings Inc.) (“MacAndrews”) (as successor in interest under the agreement to Cirmatica Gaming S.A.) and Ramius Securities, LLC.  Previously filed as Exhibit 10.38 to the Company’s Quarterly Report on Form 10-Q for the quarter ended July 31, 2000, and incorporated herein by reference.

(7)                                Supplemental Stockholders’ Agreement, dated June 26, 2002, by and among the Company and MacAndrews (as successor in interest to Cirmatica Gaming S.A.). Previously filed as Exhibit 4.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, and incorporated herein by reference.

(8)                                Letter Agreement, dated as of October 10, 2003, by and between the Company and MacAndrews further supplementing the Stockholders’ Agreement.  Previously filed as Exhibit 3 to the Schedule 13D jointly filed by MacAndrews and SGMS Acquisition Corporation on November 26, 2003), and incorporated herein by reference.

(9)                                Letter Agreement dated February 15, 2007 between the Company and MacAndrews & Forbes Holdings Inc. Previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on February 16, 2007, and incorporated herein by reference.

(10)                          International Swaps and Derivative Association, Inc. Confirmation, dated December 23, 2004, between JPMorgan Chase Bank, National Association, and the Company with respect to Warrants (the “JPMorgan Confirmation”).  Previously filed as Exhibit 4.3 to the Company’s Current Report on Form 8-K filed on December 30, 2004, and incorporated herein by reference.

(11)                          International Swaps and Derivative Association, Inc. Confirmation, dated December 23, 2004, between Bear Stearns International Limited and the Company with respect to Warrants (the “Bear Confirmation”).  Previously filed as Exhibit 4.4 to the Company’s Current Report on Form 8-K filed on December 30, 2004, and incorporated herein by reference.

(12)                          Amendment dated December 23, 2004 to the JPMorgan Confirmation.  Previously filed as Exhibit 4.5 to the Company’s Current Report on Form 8-K filed on December 30, 2004, and incorporated herein by reference.

(13)                          Amendment dated December 23, 2004 to the Bear Confirmation.  Previously filed as Exhibit 4.6 to the Company’s Current Report on Form 8-K filed on December 30, 2004, and incorporated herein by reference.

The Company has entered into the following agreements in connection with the Debentures:

(1)                                Indenture, dated as of December 23, 2004, among the Company, as issuer, the subsidiary guarantors party thereto, and Wells Fargo, National Association, as Trustee, relating to the 0.75% Convertible Senior Subordinated Notes Due 2024. Previously filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on December 30, 2004, and incorporated herein by reference.

The Company has entered into the following agreements in connection with other securities of the Company:

(1)                                Indenture, dated as of May 21, 2009, among Scientific Games International, Inc., as issuer, the Company, as a guarantor, the subsidiary guarantors party thereto, and The Bank of Nova Scotia Trust Company, as trustee, relating to the 9.25% Senior Subordinated Notes due 2019.  Previously filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on May 27, 2009, and incorporated herein by reference.

(2)                                Registration Rights Agreement, dated November 5, 2009, among Scientific Games International, Inc., the Company, the subsidiary guarantors party thereto, and J.P. Morgan Securities Inc., Banc of America Securities LLC, Credit Suisse Securities (USA) LLC and Goldman, Sachs & Co., as representatives for the initial purchasers named therein. Previously filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on November 12, 2009, and incorporated herein by reference.

(3)                                Indenture, dated as of June 11, 2008, among Scientific Games International, Inc., as issuer, the Company, as a guarantor, the subsidiary guarantors party thereto, and The Bank of Nova Scotia Trust Company of New York, as trustee, relating to the 7.875% Senior Subordinated Notes due 2016.  Previously filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on June 13, 2008, and incorporated herein by reference.

(4)                                Indenture, dated as of December 23, 2004, among the Company, as issuer, the subsidiary guarantors party thereto, and Wells Fargo, National Association, as trustee, relating to the 6.25% Senior Subordinated Notes due 2012.  Previously filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on December 30, 2004, and incorporated herein by reference.

Item 6.           Purposes of the Transaction and Plans or Proposals.

(a)                                  Purposes. The information set forth in the Offer to Purchase in the section entitled “The Offer — Purpose of the Transaction” is incorporated herein by reference.

(b)                                 Use of Securities Acquired. The information set forth in the Offer to Purchase in the section entitled “The Offer — Purpose of the Transaction” is incorporated herein by reference.

(c)                                  Plans. The information set forth in the Offer to Purchase in the sections entitled “The Offer — Source and Amount of Funds” and “The Offer — Purpose of the Transaction” are incorporated herein by reference.

Item 7.           Source and Amount of Funds or Other Consideration.

(a)                          Source of Funds. The information set forth in the Offer to Purchase in the section entitled “Summary Term Sheet” and “The Offer — Source and Amount of Funds” is incorporated herein by reference.

(b)                         Conditions.  None.

(d)                         Borrowed Funds. The information set forth in the Offer to Purchase in the section entitled “The Offer — Source and Amount of Funds” is incorporated herein by reference.

Item 8.           Interest in Securities of the Subject Company.

(a)                                  Securities Ownership. The information set forth in the Offer to Purchase in the section entitled “Miscellaneous” is incorporated herein by reference.

(b)                                 Securities Transactions. The information set forth in the Offer to Purchase in the section entitled “Miscellaneous” is incorporated herein by reference.

Item 9.           Persons/Assets, Retained, Employed, Compensated or Used.

(a)                                  Solicitations or Recommendations. The information set forth in the Offer to Purchase in the sections entitled “Dealer Managers, Information Agent and Depositary” and “Solicitation and Expenses” is incorporated herein by reference.  None of the Company, its management or board of directors (or committee thereof), the Dealer Manager, the information agent or the exchange agent is making any recommendation as to whether holders of the Debentures should tender such Debentures in the Offer.

Item 10.    Financial Statements.

The Company does not believe that it is required to include financial information due to the fact that this information is not material to holder of the Debentures because, among other reasons:

(i)                            the consideration offered consists solely of cash;

(ii)                         the Offer is not subject to any financing condition; and

(iii)                      The Company is a public reporting company that files periodic reports electronically on EDGAR.

Item 11.    Additional Information.

(a)                                  Agreements, Regulatory Requirements and Legal Proceedings.

(1)                                  None.

(2)                                  The Company is required to comply with federal and state securities laws and tender offer rules.

(3)                                  Not applicable.

(4)                                  Not applicable.

(5)                                  None.

(b)           Other Material Information. None.

Item 12. Exhibits.

(a)(1)(i)	Offer to Purchase dated November 16, 2009.

(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)	Press Release dated November 16, 2009.

(b)(1)

Credit Agreement, dated as of June 9, 2008, among Scientific Games International, Inc., as borrower, the Company, as a guarantor, the several lenders from time to time parties thereto, and JPMorgan Chase Bank, N.A., as administrative agent, J.P. Morgan Securities Inc. and Banc of America Securities LLC, as joint lead arrangers and joint bookrunners, Bank of America, N.A. and UBS Securities LLC, as co-syndication agents, and ING Capital LLC and Bank of Tokyo—Mitsubishi UFJ Trust Company, as co-documentation agents.  Previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on June 13, 2008, and incorporated herein by reference.

(b)(2)

Amendment, dated as of March 27, 2009, among Scientific Games International, Inc., as borrower, the Company, as guarantor, the several lenders from time to time parties thereto and JPMorgan Chase Bank, N.A., as administrative agent, which amended the Credit Agreement, dated as of June 9, 2008, among such parties.  Previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on April 2, 2009, and incorporated herein by reference.

(b)(3)

Second Amendment, dated as of September 30, 2009, among Scientific Games International, Inc., as borrower, the Company, as guarantor, the several lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent, which amended the Credit Agreement, dated as of June 9, 2008 and amended as of March 27, 2009, among such parties. Previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on October 2, 2009, and incorporated herein by reference.

(b)(4)

Third Amendment, dated as of October 13, 2009, among Scientific Games International, Inc., as borrower, the Company, as guarantor, the several lenders from time to time parties thereto and JPMorgan Chase Bank, N.A., as administrative agent, which amended the Credit Agreement, dated as of June 9, 2008 and amended as of March 27, 2009 and September 30, 2009, among such parties.  Previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on October 19, 2009, and incorporated herein by reference.

(d)(1)

1992 Equity Incentive Plan, as amended and restated. Previously filed as Exhibit 10.33 to the Company’s Annual Report on Form 10-K for the fiscal year ended October 31, 1998, and incorporated herein by reference.

(d)(2)	1995 Equity Incentive Plan, as amended. Previously filed as Exhibit 10.14 to the Company’s Annual Report on Form 10-K for the fiscal year ended October 31, 1997, and incorporated herein by reference.

(d)(3)

1997 Incentive Compensation Plan, as amended and restated. Previously filed as Exhibit 10.14 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001, and incorporated herein by reference.

(d)(4)	2003 Incentive Compensation Plan, as amended and restated. Previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on June 19, 2009, and incorporated herein by reference.

(d)(5)

2002 Employee Stock Purchase Plan, as amended and restated. Previously filed as Exhibit 10.14 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005, and incorporated herein by reference.

(d)(6)

Stockholders’ Agreement, dated September 6, 2000, by and among the Company, MacAndrews & Forbes Holdings Inc. (formerly known as Mafco Holdings Inc.) (“MacAndrews”) (as successor in interest under the agreement to Cirmatica Gaming S.A.) and Ramius Securities, LLC.  Previously filed as Exhibit 10.38 to the Company’s Quarterly Report on Form 10-Q for the quarter ended July 31, 2000, and incorporated herein by reference.

(d)(7)

Supplemental Stockholders’ Agreement, dated June 26, 2002, by and among the Company and MacAndrews (as successor in interest to Cirmatica Gaming S.A.). Previously filed as Exhibit 4.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, and incorporated herein by reference.

(d)(8)

Letter Agreement, dated as of October 10, 2003, by and between the Company and MacAndrews further supplementing the Stockholders’ Agreement.  Previously filed as Exhibit 3 to the Schedule 13D jointly filed by MacAndrews and SGMS Acquisition Corporation on November 26, 2003), and incorporated herein by reference.

(d)(9)

Letter Agreement dated February 15, 2007 between the Company and MacAndrews & Forbes Holdings Inc. Previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on February 16, 2007, and incorporated herein by reference.

(d)(10)

Indenture, dated as of December 23, 2004, among the Company, as issuer, the subsidiary guarantors party thereto, and Wells Fargo, National Association, as Trustee, relating to the 0.75% Convertible Senior Subordinated Notes Due 2024. Previously filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on December 30, 2004, and incorporated herein by reference.

(d)(11)

Indenture, dated as of May 21, 2009, among the Company as issuer, Scientific Games Corporation, as a guarantor, the additional guarantors party thereto, and The Bank of Nova Scotia Trust Company, as trustee, relating to the 9.25% Senior Subordinated Notes Due 2019.  Previously filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on May 27, 2009, and incorporated herein by reference.

(d)(12)

Registration Rights Agreement, dated November 5, 2009, among Scientific Games International, Inc., the Company, the subsidiary guarantors party thereto, and J.P. Morgan Securities Inc., Banc of America Securities LLC, Credit Suisse Securities (USA) LLC and Goldman, Sachs & Co., as representatives for the initial purchasers named therein. Previously filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on November 12, 2009, and incorporated herein by reference.

(d)(13)

Indenture, dated as of June 11, 2008, among Scientific Games International, Inc., as issuer, the Company, as a guarantor, the subsidiary guarantors party thereto, and The Bank of Nova Scotia Trust Company of New York, as trustee, relating to the 7.875% Senior Subordinated Notes due 2016.  Previously filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on June 13, 2008, and incorporated herein by reference.

(d)(14)

Indenture, dated as of December 23, 2004, among the Company, as issuer, the subsidiary guarantors party thereto, and Wells Fargo, National Association, as trustee, relating to the 6.25% Senior Subordinated Notes Due 2012.  Previously filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on December 30, 2004, and incorporated herein by reference.

(d)(15)

International Swaps and Derivative Association, Inc. Confirmation, dated December 23, 2004, between JPMorgan Chase Bank, National Association, and the Company with respect to Warrants (the “JPMorgan Confirmation”).  Previously filed as Exhibit 4.3 to the Company’s Current Report on Form 8-K filed on December 30, 2004, and incorporated herein by reference.

(d)(16)

International Swaps and Derivative Association, Inc. Confirmation, dated December 23, 2004, between Bear Stearns International Limited and the Company with respect to Warrants (the “Bear Confirmation”).  Previously filed as Exhibit 4.4 to the Company’s Current Report on Form 8-K filed on December 30, 2004, and incorporated herein by reference.

(d)(17)

Amendment dated December 23, 2004 to the JPMorgan Confirmation.  Previously filed as Exhibit 4.5 to the Company’s Current Report on Form 8-K filed on December 30, 2004, and incorporated herein by reference.

(d)(18)

Amendment dated December 23, 2004 to the Bear Confirmation.  Previously filed as Exhibit 4.6 to the Company’s Current Report on Form 8-K filed on December 30, 2004, and incorporated herein by reference.

(g)	None.

(h)	None.

Item 13. Information Required by Schedule 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 16, 2009	SCIENTIFIC GAMES CORPORATION

	By:	/ss/ Jeffrey S. Lipkin
Jeffrey S. Lipkin
Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase dated November 16, 2009.

(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)	Press Release dated November 16, 2009.

(b)(1)

Credit Agreement, dated as of June 9, 2008, among Scientific Games International, Inc., as borrower, the Company, as a guarantor, the several lenders from time to time parties thereto, and JPMorgan Chase Bank, N.A., as administrative agent, J.P. Morgan Securities Inc. and Banc of America Securities LLC, as joint lead arrangers and joint bookrunners, Bank of America, N.A. and UBS Securities LLC, as co-syndication agents, and ING Capital LLC and Bank of Tokyo—Mitsubishi UFJ Trust Company, as co-documentation agents. Previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on June 13, 2008, and incorporated herein by reference.

(b)(2)

Amendment, dated as of March 27, 2009, among Scientific Games International, Inc., as borrower, the Company, as guarantor, the several lenders from time to time parties thereto and JPMorgan Chase Bank, N.A., as administrative agent, which amended the Credit Agreement, dated as of June 9, 2008, among such parties. Previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on April 2, 2009, and incorporated herein by reference.

(b)(3)

Second Amendment, dated as of September 30, 2009, among Scientific Games International, Inc., as borrower, the Company, as guarantor, the several lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent, which amended the Credit Agreement, dated as of June 9, 2008 and amended as of March 27, 2009, among such parties. Previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on October 2, 2009, and incorporated herein by reference.

(b)(4)

Third Amendment, dated as of October 13, 2009, among Scientific Games International, Inc., as borrower, the Company, as guarantor, the several lenders from time to time parties thereto and JPMorgan Chase Bank, N.A., as administrative agent, which amended the Credit Agreement, dated as of June 9, 2008 and amended as of March 27, 2009 and September 30, 2009, among such parties. Previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on October 19, 2009, and incorporated herein by reference.

(d)(1)

1992 Equity Incentive Plan, as amended and restated. Previously filed as Exhibit 10.33 to the Company’s Annual Report on Form 10-K for the fiscal year ended October 31, 1998, and incorporated herein by reference.

(d)(2)	1995 Equity Incentive Plan, as amended. Previously filed as Exhibit 10.14 to the Company’s Annual Report on Form 10-K for the fiscal year ended October 31, 1997, and incorporated herein by reference.

(d)(3)

1997 Incentive Compensation Plan, as amended and restated. Previously filed as Exhibit 10.14 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001, and incorporated herein by reference.

(d)(4)	2003 Incentive Compensation Plan, as amended and restated. Previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on June 19, 2009, and incorporated herein by reference.

(d)(5)

2002 Employee Stock Purchase Plan, as amended and restated. Previously filed as Exhibit 10.14 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005, and incorporated herein by reference.

(d)(6)

Stockholders’ Agreement, dated September 6, 2000, by and among the Company, MacAndrews & Forbes Holdings Inc. (formerly known as Mafco Holdings Inc.) (“MacAndrews”) (as successor in interest under the agreement to Cirmatica Gaming S.A.) and Ramius Securities, LLC. Previously filed as Exhibit 10.38 to the Company’s Quarterly Report on Form 10-Q for the quarter ended July 31, 2000, and incorporated herein by reference.

(d)(7)

Supplemental Stockholders’ Agreement, dated June 26, 2002, by and among the Company and MacAndrews (as successor in interest to Cirmatica Gaming S.A.). Previously filed as Exhibit 4.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, and incorporated herein by reference.

(d)(8)	Letter Agreement, dated as of October 10, 2003, by and between the Company and MacAndrews further supplementing the

Stockholders’ Agreement. Previously filed as Exhibit 3 to the Schedule 13D jointly filed by MacAndrews and SGMS Acquisition Corporation on November 26, 2003), and incorporated herein by reference.

(d)(9)

Letter Agreement dated February 15, 2007 between the Company and MacAndrews & Forbes Holdings Inc. Previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on February 16, 2007, and incorporated herein by reference.

(d)(10)

Indenture, dated as of December 23, 2004, among the Company, as issuer, the subsidiary guarantors party thereto, and Wells Fargo, National Association, as Trustee, relating to the 0.75% Convertible Senior Subordinated Notes Due 2024. Previously filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on December 30, 2004, and incorporated herein by reference.

(d)(11)

Indenture, dated as of May 21, 2009, among the Company as issuer, Scientific Games Corporation, as a guarantor, the additional guarantors party thereto, and The Bank of Nova Scotia Trust Company, as trustee, relating to the 9.25% Senior Subordinated Notes Due 2019. Previously filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on May 27, 2009, and incorporated herein by reference.

(d)(12)

Registration Rights Agreement, dated November 5, 2009, among Scientific Games International, Inc., the Company, the subsidiary guarantors party thereto, and J.P. Morgan Securities Inc., Banc of America Securities LLC, Credit Suisse Securities (USA) LLC and Goldman, Sachs & Co., as representatives for the initial purchasers named therein. Previously filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on November 12, 2009, and incorporated herein by reference.

(d)(13)

Indenture, dated as of June 11, 2008, among Scientific Games International, Inc., as issuer, the Company, as a guarantor, the subsidiary guarantors party thereto, and The Bank of Nova Scotia Trust Company of New York, as trustee, relating to the 7.875% Senior Subordinated Notes due 2016. Previously filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on June 13, 2008, and incorporated herein by reference.

(d)(14)

Indenture, dated as of December 23, 2004, among the Company, as issuer, the subsidiary guarantors party thereto, and Wells Fargo, National Association, as trustee, relating to the 6.25% Senior Subordinated Notes Due 2012. Previously filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on December 30, 2004, and incorporated herein by reference.

(d)(15)

International Swaps and Derivative Association, Inc. Confirmation, dated December 23, 2004, between JPMorgan Chase Bank, National Association, and the Company with respect to Warrants (the “JPMorgan Confirmation”). Previously filed as Exhibit 4.3 to the Company’s Current Report on Form 8-K filed on December 30, 2004, and incorporated herein by reference.

(d)(16)

International Swaps and Derivative Association, Inc. Confirmation, dated December 23, 2004, between Bear Stearns International Limited and the Company with respect to Warrants (the “Bear Confirmation”). Previously filed as Exhibit 4.4 to the Company’s Current Report on Form 8-K filed on December 30, 2004, and incorporated herein by reference.

(d)(17)

Amendment dated December 23, 2004 to the JPMorgan Confirmation. Previously filed as Exhibit 4.5 to the Company’s Current Report on Form 8-K filed on December 30, 2004, and incorporated herein by reference.

(d)(18)

Amendment dated December 23, 2004 to the Bear Confirmation. Previously filed as Exhibit 4.6 to the Company’s Current Report on Form 8-K filed on December 30, 2004, and incorporated herein by reference.

(g)	None.

(h)	None.